United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

June 2017

Vale S.A.

Avenida das Américas, No. 700 — Bloco 8, Sala 218
22640-100 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release	3
Signature Page	4

Press Release

Valepar clarifies on proposal sent to Vale

Rio de Janeiro, June 5, 2017 — Vale S.A. (“Vale” or the “Company”) informs that, in addition to material facts disclosed on February 20, 2017 and May 11, 2017, Valepar S.A. (“Valepar”), as instructed by Valepar’s shareholders Litel Participações S.A., Litela Participações S.A., Bradespar S.A., Mitsui & Co., Ltd. and BNDES Participações S.A. — BNDESPAR (together, the “Shareholders”), clarified that the Shareholders will not renew the shareholders’ agreement of Vale (“Vale Agreement”), which will be executed on the date of approval of the merger of Valepar into Vale at a shareholder’s meeting of Valepar, with a term ending on November 9, 2020.

In light of this clarification, certain adjustments have been implemented, at the request of Valepar, on article 51 and on paragraph 7 under article 51 of the proposed amended bylaws of Vale and the Report on the proposed amendments, including the origin and the justification of the amendments and the analysis of their legal and economic effects, pursuant to the article 11 of CVM Instruction 481/2009, which are Exhibits VI and VII to the Manual for Participation in the Vale S.A. Extraordinary Shareholders’ Meeting convened for June 27, 2017. The purpose of these adjustments is to clarify that the exemption in favor of the Shareholders to the obligation to make a tender offer (OPA), as set forth in article 51 of the proposed bylaws of Vale, will only be effective through the end of the original term of the Vale Agreement, which is November 9, 2020. Therefore, any potential renewal of the Vale Agreement beyond this date would trigger the obligation to make an OPA, if the signatories to the Vale Agreement continue to collectively own more than 25% of the total capital stock or of the common shares of Vale.

For further information, please contact:

+55-21-3485-3900

Andre Figueiredo: andre.figueiredo@vale.com

Carla Albano Miller: carla.albano@vale.com

Fernando Mascarenhas: fernando.mascarenhas@vale.com

Andrea Gutman: andrea.gutman@vale.com

Bruno Siqueira: bruno.siqueira@vale.com

Claudia Rodrigues: claudia.rodrigues@vale.com

Denise Caruncho: denise.caruncho@vale.com

Mariano Szachtman: mariano.szachtman@vale.com

Renata Capanema: renata.capanema@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM), and the French Autorité des Marchés Financiers (AMF), and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ André Figueiredo
Date: June 05, 2017		Director of Investor Relations